Mail Stop 3561

February 19, 2008

Mr. Arthur P. Becker
Chief Executive Officer and President
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810

> **RE:** **NaviSite, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2007**
> **Filed November 9, 2007 and December 17, 2007**
> **File No. 0-27597**

Dear Mr. Becker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief